Exhibit 21.1

AMERICAN VIRTUAL CLOUD TECHNOLOGIES, INC.

LIST OF SUBSIDIARIES

Entity Name	Jurisdiction of Organization

Stratos Management Systems, Inc.	Delaware

First Byte Computers, Inc.	Minnesota

Computex, Inc.	Texas

eNETsolutions, L.L.C.	Texas

Stratos MS Ireland Limited	Ireland